Exhibit 99.67

Canopy Growth and Farm to Farma Form Distribution Partnership for Trokie® Lozenges

SMITHS FALLS, ON, Nov. 7, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or “the Company”) today announced that it has signed a definitive licensing agreement with Farm to Farma Inc. (“FTF”) for FTF’s innovative Trokie® lozenges. Under this licensing agreement, Canopy Growth will have the exclusive right to manufacture and distribute FTF’s Trokie® lozenges through its subsidiaries in Canada, as permitted by federal regulations, and shall have a first right of offer for all other countries where federally lawful, and excluding the United States.

Developed by a Doctor of Pharmacy, Trokie® lozenges have been developed to deliver a consistent and repeatable dose of cannabis to its users. Trokie® features the most used polymer-based drug delivery system which allows for a zero-calorie product that avoids most common food allergies. There is no gluten, nuts, artificial flavours or colours, and the product meets vegan standards, utilizing many organic/natural ingredients.

“We are very pleased to have entered into this license agreement for the Trokie® lozenges, a cannabis product that we believe has broad medical and legal adult access market opportunities,” said Mark Zekulin, President, Canopy Growth Corporation. “We are confident value-added consumer products will drive higher margins and we will continue to look for thought leaders like Farm to Farma to expand our product offerings.”

Current ACMPR regulations allow for oil-based and dried cannabis products only, but Canopy Growth continues its licensing, and research and development programs to position itself for rapid diversification if and when the regulations allow for more varied formats in medical and adult access markets.

“Signing this agreement with Canopy Growth is an exciting development for our company,” said Shane Johnson, President, Farm to Farma Inc. “Combining Canopy’s vision for the future of cannabis in consumer products and the deliberate investments they are making in capacity, with our unique line of products, has positioned us to increase our global footprint with the largest and most-respected cannabis company in the world.”

The Farm to Farma’s Trokie® lozenge was designed specifically with the patient in mind. It is covered by an issued patent by FTF in the U.S., and is patent-pending in other jurisdictions including Canada. “By utilizing the oral mucosa for delivery, these lozenges have been developed to minimize first past metabolism of cannabinoids by the liver, deliver a rapid onset of action, and optimize the bioavailability of every dose,” said Dr. Kenton Crowley, the inventor of the Trokie®lozenge. Additional products such as transdermal patches and capsules are being added to the suite of products available under the Trokie® brand.

Here’s to Future Growth.

ABOUT FARM TO FARMA, INC.

Farm to Farma owns the intellectual property rights to Trokie®, a patented pharmaceutical lozenge that allows for rapid delivery of cannabis that is consistent, controllable and repeatable. Farm to Farma licenses Trokie® to legal manufacturers in various territories, including California, Nevada, Oregon, and Arizona. Farm to Farma is developing additional products under the Trokie® brand, and is evaluating the potential to add intellectual property related to other branded products to its portfolio.

ABOUT CANOPY GROWTH CORPORATION

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

NOTICE REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

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%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:00e 07-NOV-17